UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

No.1 Building, 5 Bailiantan Road

Yuhang District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Explanatory Note

Changes in Registrant’s Certifying Accountant.

The Audit Committee of the Board of Directors of Roan Holdings Group Co., Ltd. (the “Registrant”) approved the appointment of Marcum Asia CPAs LLP (“MarcumAsia”) as the Registrant’s independent registered public accounting firm for its fiscal year ended December 31, 2023, and the dismissal of the Registrant’s previous independent auditors, ZH CPA, LLC (“ZH CPA”), effective as of March 8, 2024.

During the Registrant’s fiscal years ended December 31, 2021 and 2022 through the dismissal of ZH CPA on March 8, 2024, there were no disagreements between the Registrant and ZH CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ZH CPA, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Registrant's consolidated financial statements for such periods. In addition, ZH CPA’s reports on the financial statements as of and for the years ended December 31, 2021 and 2022 through the dismissal of ZH CPA on March 8, 2024, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant’s years ended December 31 2021 and 2022 through the dismissal of ZH CPA on March 8, 2024, there were no reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2023.

During the fiscal years ended December 31, 2021 and 2022 and any subsequent interim period prior to engaging MarcumAsia, neither the Registrant nor anyone on its behalf consulted MarcumAsia regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to the Registrant that MarcumAsia concluded was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event (as defined in 16F(a)(1)(v) of Form 20-F).

The Registrant has provided ZH CPA with a copy of the disclosures the Registrant is making in this Current Report on Form 6-K and has submitted as Exhibit 16.1 the letter from ZH CPA to the Commission stating that ZH CPA agrees or has no basis to agree or disagree with the disclosures made herein.

Exhibit Index

Exhibit	Description

16.1	Letter from ZH CPA, LLC dated March 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: March 18, 2024	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer (Principal Executive Officer)

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